(Inside Front Cover)
Annual Report on Form 10-KSB

NOTE: A copy of the annual report filed with the Securities and Exchange Commission on form 10-KSB will be available April 1, 1998 without charge upon written request to:

     G.W. Holden, President
     105 Washington Square
     Bucyrus, Ohio 44820
     (419)562-7040



FC BancCorp Annual Meeting

      The annual meeting of the FC BancCorp will be held at 1:30 p.m., March 25, 1998, at the offices of Farmers Citizens Bank, 105 Washington Square,
Bucyrus, Ohio.



Table of Contents

Financial Highlights...............................1
Message to Shareholders............................2
Operational Review.................................3
Consolidated Balance Sheets........................5
Notes to the Consolidated Financial Statements.....9
Report of Independent Auditors....................26
Selected Financial Data...........................27
Financial Review..................................29
Directors, Officers and Employees.................48
Banking Locations.................................48

FINANCIAL HIGHLIGHTS

                            Dollars in thousands, except per share data.

For the year:                                       1997          1996      Increase / (Decrease)

     Net income                                  $    902      $    681      $   221       32.5%
     Dividends on common stock                        385           390           (5)      (1.3)
     Average shares outstanding                   322,367       325,797

Per Common share:

     Net income                                  $   2.80      $   2.09      $   .71       34.0%
     Dividends declared                              1.20          1.20          .00        0.0
     Book value at year-end                         34.85         32.74         2.11        6.4

At year-end:

     Total assets                                $ 78,628      $ 81,445      $(2,817)      (3.5)%
     Deposits                                      66,092        70,074       (3,982)      (5.7)
     Net loans                                     38,549        39,780       (1,231)      (3.1)
     Investment and mortgage-backed
          securities available-for-sale            32,460        32,194          266        0.8
     Shareholders' equity                          11,195        10,667          528        4.9

Average for the year:

     Total assets                                $ 77,603      $ 81,411      $(3,808)      (4.7)%
     Deposits                                      65,783        69,743       (3,960)      (5.7)
     Net loans                                     38,543        37,715          828        2.2
     Shareholders' equity                          10,974        10,609          365        3.4


Performance Ratios:

     Return on average assets                        1.16%        0.84%
     Return on average shareholders' equity          8.22%        6.42%
     Average loans as a percent of
          average deposits                          58.59%       54.07%
     Average shareholders' equity
          to average assets                         14.14%       13.03%

To our Shareholders and Friends

January 7, 1998

Dear Shareholder:
FC Banc Corp is please to report that its 1997 net income increased 32.4 percent from $681,000 in 1996 to $902,000 in 1997. Earnings per share increased 35.5 percent from $2.09 per share in 1995 to $2.80 in 1997. Two commonly used measurements in the banking industry are Return on Equity (ROE) and Return on Assets (ROA). ROE increased from 6.42 percent in 1996 to 8.22 percent in 1997. ROA increased from .84 percent in 1996 to 1.16% in 1997. It is our objective to always remain above 1percent.

An area of focus in 1997 was on the quality of our assets. Asset quality improved dramatically as at December 31, 1996 non-performing loans were at $1,119,000 and at December 31, 1997 they were at $23,000. Our loans 30 days and more past due were 3.8 percent at December 31, 1996 and .2 percent at December 31, 1997. Our focus in 1998 will be on the training of our people so we can continue to improve the quality of our service. We will also work on improving our physical locations and our products.

Our Cardington banking center opened on January 26, 1998 and we are excited about the growth opportunities in Morrow County. Under experienced local leadership we expect to serve that community well. As we formulate plans for future growth your comments and suggestions are appreciated.

You have probably heard much about the Year 2000 and the potential computer problems that could occur. We are working diligently to ensure that the millennium change will be a non-event at our company.

Farmers Citizens Bank has enjoyed a 5 Star rating from Bauer Financial Reports, Inc. for eleven consecutive quarters. This is the highest rating Bauer gives and demonstrates the financial strength of your bank. We are proud of this recognition.

As noted elsewhere in this annual report and proxy our Annual Meeting will be on March 25, 1998 and I want to encourage your attendance. We have planned a meeting that you will enjoy.

Finally, on behalf of the Directors, I want to thank our shareholders, customer, and employees for their support in 1997.

Sincerely,

/s/ Robert D. Hord                       /s/ G. W. Holden

Robert D. Hord                           G. W. "Bill" Holden
Chairman                                 President & CEO

OPERATIONAL REVIEW

     During the past several years FC Banc Corp has faced a number of challenges. Competition has continued to increase from all sources for deposit dollars, qualified borrowers, and experienced employees. A day doesn't seem to go by without hearing an announcement that another service station or grocery store is installing a new automated cash dispensing machine or the local insurance agent is offering a new investment service. In order to stay competitive and to retain their proportionate share of the market the traditional financial institution must identify its own strengths and capitalize on them. That is what management at Farmers Citizens Bank and FC Banc Corp has done. As a result the 1997 basic earnings per share have climbed to $2.80 up from $2.09 in 1996, an increase of almost 34%. This
compares very favorably to the almost 30% growth experienced in 1996.   This
is also reflected in the increase in the return on average equity during the same periods. It has risen from 5.08% in 1995, to 6.42% in 1996, and to 8.22% at December 31, 1997.

EARNINGS PER SHARE

(Earnings Per Share chart appears here.  Plot points appear below.)
 1993      1994      1995      1996      1997

$3.22     $1.01    $ 1.61    $ 2.09    $ 2.80

     During the past three years FC Banc Corp has been able to maintain and even strengthen its capital to asset ratio. A strong equity position enables a corporation to "weather" adverse economic conditions when earnings traditionally decrease which may make a normal shareholder dividend payment difficult. At December 31, 1997, FC Banc Corp's ratio of average equity to average assets was 14.14%, compared to 13.03% and 12.84% at December 31, 1996 and 1995, respectively.

EQUITY TO ASSET RATIO

(Equity to Asset Ratio chart appears here.  Plot points appear below.)
 1993     1994     1995     1996     1997

12.91%   12.93%   12.84%   13.03%   14.14%

(Percent of Average Equity to Average Assets.)

     Dividends paid to common shareholders has also increased since 1994.
Cash dividends declared in 1995 were $1.17 and in both 1996 and 1997 they were $1.20. The book value per share has also increased steadily since 1994. At December 31, 1997 it was $34.85, compared to $32.74 at December 31, 1996 and $32.33 at December 31, 1995.

DIVIDENDS PER SHARE

(Dividends Per Share chart appears here.  Plot points appear below.)
 1993    1994    1995    1996    1997

$1.15   $1.15   $1.17   $1.20   $1.20

     Total gross loans outstanding are up from the December 31, 1994 levels by approximately 12%, or $4.1 million. A net increase in gross loans outstanding was experienced in both 1995 and 1996. Total gross outstanding loans increased by $2.3 million in 1995 then by $3.9 million in 1996. These increases were partially offset by a net decrease in 1997 of $1.0 million. During the same three year period total deposits have also experienced some fluctuations. Total deposits at December 31, 1997 were $66.1 million compared to $71.8 million at December 31, 1994. Deposits decreased by $0.9 million and $0.8 million in 1995 and 1996. A more significant decrease of $4.0 million occurred during 1997. These decreases are attributed to primarily to competitive pricing strategies coupled with the maturing higher rate time deposits and the availability of lower cost alternative sources of funds.

     The maturing investment securities were the primary source of funds to satisfy the declines in deposits. As a result the average balance of investment securities has declined from $35.6 million at December, 1995 to $29.7 million at December, 1997. Although the average investment portfolio decrease there was only a slight fluctuation in the yields on the portfolio as a whole. The average investment yield realized during 1995 was 6.12% , 6.02% in 1996, and 6.14% in 1997.

RETURN OF INVESTMENTS

(Return on Investments chart appears here.  Plot points appear below.)
1993    1994    1995    1996    1997

6.13%   5.77%   6.12%   6.02%   6.14%

(Average investment yield.)



RETURN ON AVERAGE ASSETS

(Return on Average Assets chart appears here.  Plot points appear below.)
1993    1994    1995    1996    1997

1.13%   0.41%   0.65%   0.84%   1.16%



     FC Banc Corp has expanded it availability of banking services through the Farmers Citizens Bank by opening a new branch bank office in Cardington, Ohio in January, 1997. As competition grows stronger and more and more traditional "banking services" are available from non-traditional financial service providers, FC Banc Corp will continue to focus on the needs of its customers and community.

     FC Banc Corp and its banking subsidiary, Farmers Citizens Bank, are dedicated to providing the local community with a variety of quality financial services in an efficient and economical manner. It is FC Banc Corp's philosophy that its success is dependent upon the economic well-being of the community which it serves. Management believes that the success of the community is a key factor to the success of FC Banc Corp.

     1997 has proven to be a success for FC Banc Corp, its customers and shareholders. Our performance ratios have continued to improve and we looking forward to many more successful years as we approach the new millennium.

CONSOLIDATED BALANCE SHEETS

                                                                    (Dollars in thousands)
                                                                        At December 31,
                                                                       1997         1996
                                                                       ____         ____
ASSETS
Cash and cash equivalents
     Cash and amounts due from depository institutions               $ 3,567      $ 3,957
     Federal funds sold                                                    0        1,100
                                                                     _______      _______
          Total cash and cash equivalents                              3,567        5,057

Investment securities, available-for-sale                             32,460       32,194

Loans                                                                 40,029       41,043
Allowance for loan losses                                             (1,480)      (1,263)
                                                                     _______      _______
     Net loans                                                        38,549       39,780

Premises and equipment, net                                            1,416        1,476
Accrued interest receivable                                              733          837
Cash surrender value of life insurance                                 1,470        1,397
Deferred income taxes                                                    285          521
Other assets                                                             148          183
                                                                     _______      _______
          TOTAL ASSETS                                               $78,628      $81,445
                                                                     _______      _______
LIABILITIES
Deposits
     Noninterest-bearing                                             $ 9,708      $11,296
     Interest-bearing                                                 56,384       58,778
                                                                     _______      _______
          Total deposits                                              66,092       70,074

Borrowed funds                                                           641          119
Accrued interest payable                                                 182          186
Other liabilities                                                        518          399
                                                                     _______      _______
          TOTAL LIABILITIES                                           67,433       70,778

SHAREHOLDERS' EQUITY
Preferred stock of $25 par value; 750 shares
     authorized, no shares issued and outstanding                          0            0
Common stock of no par value;
     1,000,000 shares authorized, 332,816 shares issued                  832          832
Additional paid-in capital                                             1,377        1,377
Retained earnings                                                      9,461        8,944
Treasury stock, at cost; 11,628 and 7,796 shares                        (491)        (322)
Unrealized gain (loss) on securities available-for-sale,
     net of applicable deferred income taxes                              16         (164)
                                                                     _______      _______
          TOTAL SHAREHOLDERS' EQUITY                                  11,195       10,667
                                                                     _______      _______
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $78,628      $81,445
                                                                     _______      _______

_______________________
See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                                                 (Dollars in thousands)
                                                                Years Ended December 31,
                                                              1997        1996        1995
                                                              ____        ____        ____
INTEREST INCOME
Interest on loans                                            $3,756      $3,500      $3,354
Interest and dividends on investment securities               1,742       2,009       2,022
Interest on federal funds sold                                   75         108         179
Interest on time deposits                                         0           2           9
                                                             ______      ______      ______
     TOTAL INTEREST INCOME                                    5,573       5,619       5,564
                                                             ______      ______      ______
INTEREST EXPENSE
Interest on deposits                                          2,157       2,256       2,403
Interest on borrowed funds                                        7          21          39
                                                             ______      ______      ______
     TOTAL INTEREST EXPENSE                                   2,164       2,277       2,442
                                                             ______      ______      ______
     NET INTEREST INCOME                                      3,409       3,342       3,122
Provision for loan losses                                        27           0         204
                                                             ______      ______      ______
     NET INTEREST INCOME AFTER PROVISION
          FOR LOAN LOSSES                                     3,382       3,342       2,918

OTHER INCOME
Service charges                                                 368         336         323
Gains from sales of investment securities, net                    3         (13)          3
Other                                                           112         146         102
                                                             ______      ______      ______
     TOTAL OTHER INCOME                                         483         469         428

OTHER EXPENSES
Salaries and employee benefits                                1,070       1,468       1,367
Net occupancy and equipment expenses                            498         505         440
Advertising and public relations                                 84          91          88
FDIC insurance                                                   18          21          91
Directors fees                                                   70          84          53
Legal and professional                                          283         217         162
State taxes                                                     116         158         164
Supplies                                                        113          99          99
Other                                                           407         347         383
                                                             ______      ______      ______
     TOTAL OTHER EXPENSES                                     2,659       2,990       2,847
                                                             ______      ______      ______
     INCOME BEFORE FEDERAL INCOME
          TAX EXPENSE                                         1,206         821         499
Federal income tax expense                                      304         140         (34)
                                                             ______      ______      ______
     NET INCOME                                              $  902      $  681      $  533
                                                             ______      ______      ______
EARNINGS PER SHARE:
    Basic                                                    $ 2.80      $ 2.09      $ 1.61
    Fully diluted                                            $ 2.80      $ 2.09      $ 1.61

______________________
See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                          (Dollars in thousands)
                                                                                  Unrealized
                                                                                  Gain (Loss)     Total
                                               Additional                        On Securities    Share-
                                    Common       Paid-in     Retained  Treasury    Available      holders'
                                     Stock       Capital     Earnings    Stock      For-sale      Equity
                                     _____       _______     ________    _____      ________      ______
Balances at December 31, 1994        $  832       $1,370      $8,509     $    0      $ (893)     $ 9,818

Net income                                                       533                                 533
Cash dividends declared
   ($1.17 per share)                                            (389)                               (389)
Change in unrealized
   gain (loss) on securities
   available-for-sale                                                                   798          798
Purchase 56,658 shares
   of treasury stock                                                        (57)                     (57)
Sale of 56,658 shares of
   treasury stock                                                            57                       57
                                     ______       ______      ______     ______      ______      _______
Balances at December 31, 1995           832        1,370       8,653          0         (95)      10,760

Net income                                                       681                                 681
Cash dividends declared
   ($1.20 per share)                                            (390)                               (390)
Change in unrealized
   gain (loss) on securities
   available-for-sale                                                                   (69)         (69)
Purchase 10,105 shares
   of treasury stock                                                       (416)                    (416)
Sale of 2,309 shares of
   treasury stock                                      7                     94                      101
                                     ______       ______      ______     ______      ______      _______
Balances at December 31, 1996           832        1,377       8,944       (322)       (164)      10,667

Net income                                                       902                                 902
Cash dividends declared
   ($1.20 per share)                                            (385)                               (385)
Purchase 3,832, shares of
   treasury stock                                                          (169)                    (169)
Change in unrealized
   gain (loss) on securities
   available-for-sale                                                                   180          180
                                     ______       ______      ______     ______      ______      _______
Balances at December 31, 1997        $  832       $1,377      $9,461     $ (491)     $   16      $11,195
                                     ______       ______      ______     ______      ______      _______

_______________________
See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   (Dollars in thousands)
                                                                                  Years Ended December 31,
                                                                               1997          1996        1995
                                                                               ____          ____        ____
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                   $   902        $  681      $  533
Adjustments to reconcile net income to net cash
     provided by operating activities:
          Provision for loan losses                                               27             0         204
          (Gain) loss on sales of available-for-sale securities, net              (3)           13          (3)
          Gain from sale of loans                                                  0           (23)          0
          Income accrued on life insurance contracts                             (73)          (71)        (46)
          Depreciation                                                           268           273         247
          Deferred income taxes                                                  147           (20)        (30)
          Investment securities amortization (accretion), net                     77           114          53
          Net change in:
              Accrued interest receivable                                        104           (68)         46
              Accrued interest payable                                            (4)          (26)         19
              Other assets                                                        35           231        (274)
              Other liabilities                                                  119            89          91
                                                                             _______        ______      ______
          Net cash provided by operating activities                            1,599         1,193         840
                                                                             _______        ______      ______
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in time certificates of deposit                                       0             0         200
Purchase of held-to-maturity securities                                            0             0        (499)
Proceeds from maturities of held-to maturity securities                            0             0       4,655
Proceeds from sales of held-to-maturity securities                                 0             0         600
Purchases of available-for-sale securities                                   (10,835)       (9,256)     (5,705)
Proceeds from sales of available-for-sale securities                           3,363         2,420       3,442
Proceeds from maturities of available-for-sale securities                      7,402         8,280       2,194
Proceeds from sale of loans                                                        0         1,097           0
Purchase of loans                                                                  0        (2,889)          0
Net (increase) decrease in loans                                               1,203        (2,046)     (2,768)
Purchase of premises and equipment                                              (208)         (343)       (141)
                                                                             _______        ______      ______
     Net cash provided by (used in) investing activities                         925        (2,737)      1,978
                                                                             _______        ______      ______
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in:
     Noninterest-bearing, interest bearing, demand, and savings
       deposits                                                               (5,140)       (2,015)     (1,995)
     Certificates of deposit                                                   1,158         1,198       1,102
Net increase (decrease) in borrowed funds                                        522        (1,406)        275
Purchase of treasury stock                                                      (169)         (416)        (57)
Sale of treasury stock                                                             0           101          57
Dividends paid                                                                  (385)         (390)       (389)
                                                                             _______        ______      ______
     Net cash used in financing activities                                    (4,014)       (2,928)     (1,007)
                                                                             _______        ______      ______
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          (1,490)       (4,472)      1,811

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 5,057         9,529       7,718
                                                                             _______        ______      ______
CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $ 3,567        $5,057      $9,529
                                                                             _______        ______      ______

_______________________
See accompanying notes.

Notes to Consolidated Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
FC Banc Corp (the Bancorp) is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, The Farmers Citizens Bank, (the Bank). The Bank generates commercial (including agricultural), mortgage and consumer loans and receives deposits from customers located primarily in Crawford County, Ohio and the surrounding areas. The Bank operates under a state bank charter and provides full banking services. As a state bank, the Bank is subject to regulations by the State of Ohio Division of Financial Institutions and the Federal Reserve System, through the Federal Reserve Bank of Cleveland (FRB).

BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of FC Banc Corp, and its wholly-owned subsidiary, The Farmers Citizens Bank, after elimination of all material intercompany transactions and balances.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions in the agricultural industry.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However the amount of the change that is reasonably possible cannot be estimated.

INVESTMENT SECURITIES
All debt securities are classified as available-for-sale. Securities available-for-sale are carried at fair value with unrealized gains and losses reported separately net of tax, through a separate component of shareholders' equity. Gains and losses on the sale of securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

LOANS
Loans are stated at unpaid principal balances, less the allowance for loan losses.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is not recognized until all principal payments have been made in full.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Although management uses available information to recognize losses on loans, because of uncertainties associated with local economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that a material change could occur in the allowance for loan losses in the near term. However, the amount of the change that is reasonable possible cannot be estimated. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

PREMISES AND EQUIPMENT
Land is carried at cost. Other premises and equipment are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

OTHER REAL ESTATE OWNED
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs related to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

POSTRETIREMENT BENEFITS
Postretirement health care and life insurance benefits are charged to salaries and employee benefits expense when paid. In December, 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Under SFAS No.106, beginning in 1995, postretirement benefits other than pensions were accounted for in a manner similar to current standards for accounting for pensions. SFAS No. 106 requires that the accumulated postretirement benefit obligation be either charged in the income statement as a cumulative effect of a change in accounting in the period of adoption or delayed and amortized over future periods as part of future postretiremnt benefits costs.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

ADVERTISING
Advertising cost are charged to operations when incurred.

INCOME TAXES
Income taxes are provided for the tax effects reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, income on nonaccrual loans, deferred compensation, and accretion income. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Bancorp files consolidated income tax returns with its subsidiary.

STATEMENTS OF CASH FLOWS
The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other Banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

                                                  (Dollars in thousands)
                                                1997       1996       1995
                                                ____       ____       ____
Cash paid during the year for interest         $2,168     $2,304     $2,423
Cash paid during the year for income taxes        181       (106)       165

RECLASSIFICATIONS
Certain amounts in 1996 and 1995 have been reclassified to conform with the 1997 presentation.


NOTE B - RESTRICTION ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash or on deposit with the Federal Reserve Bank. The required reserve at December 31, 1997 and 1996, was $382,000 and $641,000, respectively.

NOTE C - INVESTMENT SECURITIES

The amortized cost of securities and their approximate fair values are as follows:

Available-for-sale
__________________                             (Dollars in thousands)
                           December 31, 1997                            December 31, 1996
                  _______________________________________       _______________________________________
                               Gross      Gross                              Gross      Gross
                  Amortized Unrealized Unrealized   Fair        Amortized Unrealized Unrealized   Fair
                    Cost       Gains      Losses    Value         Cost       Gains      Losses    Value
                    ____       _____      ______    _____         ____       _____      ______    _____
U.S.
government        $ 3,085      $  14      $   0     $ 3,099     $ 4,185      $  11      $   0     $ 4,196

Federal
agencies           11,037         33        (66)     11,004       8,889         16       (151)      8,754

State &
municipal
securities          6,349        104        (25)      6,428       6,887         88        (25)      6,950

Mortgage-backed
securities         11,170         46        (81)     11,135      11,165         12       (198)     10,979

Corporate
debt securities       492          0         (2)        490       1,239          1          0       1,240

Equity
securities            304          0          0         304          75          0          0          75
                  _______      _____      _____     _______     _______      _____      _____     _______
Total             $32,437      $ 197      $(174)    $32,460     $32,440      $ 128      $(374)    $32,194
                  _______      _____      _____     _______     _______      _____      _____     _______

The amortized cost and estimated fair value of securities available-for-sale at December 31, 1997, by contractual maturity, are as follows:

                                         (Dollars in thousands)

Amounts maturing in :                  Amortized            Fair
                                          Cost              Value
                                          ____              _____
One year or less                         $ 4,586           $ 4,593
After one year through five years          7,792             7,880
After five years through ten years         4,799             4,752
After ten years                            3,786             3,796
Mortgage-backed securities                11,170            11,135
Equity securities                            304               304
                                         _______           _______
Total                                    $32,437           $32,460
                                         _______           _______

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 1997, the Bank sold securities available-for-sale for total proceeds of approximately $3,363,000 resulting in gross realized gains of approximately $7,000 and gross realized losses of approximately $4,000. During 1996, the

Bank sold securities available-for-sale for total proceeds of approximately $2,420,000, resulting in gross realized gains of approximately $2,000 and gross realized loses of approximately $15,000.

During 1995 the Bank sold securities available-for-sale for total proceeds of approximately $4,042,000, resulting in gross realized gains of approximately $15,000 and gross realized losses of approximately $12,000.

Investment securities with a carrying value of approximately $6,150,000 and $6,900,000 were pledged at December 31, 1997 and 1996 to secure certain deposits. During 1997 and 1996, the Bancorp did not sell any securities.


NOTE D - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans at December 31, 1997 and 1996 are summarized as follows:

(Dollars in thousands)

                                               1997          1996
                                               ____          ____
Loans secured by real estate:
     Construction                            $   210       $ 1,168
     Farmland                                  5,407         5,127
     1-4 family residential properties         9,211         8,875
Nonfarm nonresidential properties              8,978         7,440
Agricultural production                        4,596         5,856
Commercial and industrial                      6,025         6,893
Consumer                                       5,310         5,356
Municipal                                        281           315
Other                                             11            13
                                             _______       _______
Total                                        $40,029       $41,043
                                             _______       _______

Allowance for loans losses:

                                1997       1996       1995
                                ____       ____       ____
Balance, beginning of year     $1,263     $1,297     $1,600

Loans charged off                (418)      (116)      (574)
Recoveries                        608         82         67
Provision for losses               27          0        204
                               ______     ______     ______
Balance, end of year           $1,480     $1,263     $1,297
                               ______     ______     ______

At December 31, 1997 and 1996, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $360,000 and $1,340,000, respectively. The average recorded investment in impaired loans amounted to approximately $531,000 and $1,245,000 for the years ended December 31, 1997 and 1996, respectively. The allowance for loan losses related to impaired loans amounted to approximately $180,000 and $372,000 at December 31, 1997 and 1996, respectively. Interest income on impaired loans of $14,000 and $139,000 was recognized for cash payments received in 1997 and 1996, respectively. The bank has no commitments to loan additional funds to borrowers whose loans have been classified as impaired.

The Bank has entered into transactions with certain directors, executive officers, significant shareholders, and their affiliates. Such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other customers, and did not, in the opinion of management, involve more than a normal credit risk or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 1997 was $2,677,000. During 1997, new loans made to such related parties amounted to $494,000 and payments amounted to $1,563,000.


NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1997 and 1996 follows:

                                    (Dollars in thousands)

                                       1997         1996
                                       ____         ____
Land                                 $   221      $   221
Buildings                              1,250        1,116
Equipment                              1,701        1,628
Construction in process                   22           21
                                     _______      _______
                                       3,194        2,986
Accumulated depreciation              (1,778)      (1,510)
                                     _______      _______
Total                                $ 1,416      $ 1,476
                                     _______      _______

NOTE F  - CASH SURRENDER VALUE OF LIFE INSURANCE

The Bank is the beneficiary of insurance on the lives of four of its past and present officers. At December 31, 1997 and 1996, there were no notes payable to the insurance company


NOTE G - DEPOSITS
Deposit account balances at December 31, 1997 and 1996, are summarized as follows:

     (Dollars in thousands)

                                    1997        1996
                                    ____        ____
Noninterest bearing               $ 9,708     $11,296
Interest-bearing demand            10,972      12,397
Savings accounts                   18,063      20,208
Time deposits                      27,349      26,173
                                  _______     _______
Total                             $66,092     $70,074
                                  _______     _______

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $5,297,000 and $4,469,000 at December 31, 1997 and
1996.

Certificates maturing in years ending December 31, as of December 31, 1997:

                                (Dollars in thousands)
1998                                   $21,690
1999                                     3,788
2000                                     1,859
2001                                        10
2002 and thereafter                          2
                                       _______
Total                                  $27,349
                                       _______

The Bank held related party deposits of approximately $206,000 and $688,000 at December 31, 1997 and 1996, respectively.

Overdrawn demand deposits reclassified as loans totaled $11,000 and $13,000 at December 31, 1997 and 1996, respectively.


NOTE H - BORROWED FUNDS

Borrowed funds balances at December 31, 1997 and 1996 are summarized as follows:

                            (Dollars in thousands)

                                1997        1996
                                ____        ____
Federal funds purchased         $600        $  0
Note payable                      41         119
                                ____        ____
                                $641        $119
                                ____        ____

Federal funds purchased have overnight maturities.

The note payable has a weighted average interest rate of 4.72% at December 31, 1997. The future annual principal payments on the note payable are as follows:

                    (Dollars in thousands)
1998                        $38
1999                          3
                            ___
                            $41
                            ___

NOTE I - FEDERAL INCOME TAXES

The consolidated provision for income taxes for 1997 and 1996 consists of the following:

                                 (Dollars in thousands)

                              1997       1996        1995
                              ____       ____        ____
Income tax expense
    Current tax expense       $157       $160        $ (4)
    Deferred tax expense       147        (20)        (30)
                              ____       ____        ____
Total                         $304       $140        $(34)
                              ____       ____        ____

The consolidated provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expenses, as indicated in the following analysis:

                                                               (Dollars in thousands)

                                                   1997                  1996                   1995
                                                   ____                  ____                   ____
Federal statutory income tax at 34%          $ 410      34.0%       $ 279      34.0%       $ 170      34.0%
Tax exempt interest                           (104)     (8.6%)       (142)    (17.3%)       (165)    (33.1%)
Life insurance income                          (25)     (2.1%)        (25)     (3.0%)        (16)     (3.2%)
Interest and other non-deductible expenses      20       1.7%          19       2.3%          22       4.4%
Other                                            3       0.2%           9       1.0%         (45)     (8.9%)
                                             _____     _____        _____     _____        _____     _____
                                             $ 304      25.2%       $ 140      17.0%       $ (34)     (6.8%)
                                             _____     _____        _____     _____        _____     _____

A cumulative net deferred tax asset is included in other assets. The components of the asset are as follows:

                                                                 (Dollars in thousands)

                                                                     1997       1996
                                                                     ____       ____
Differences in available-for-sale securities                        $  (7)     $  82
Differences in depreciation methods                                   (83)       (79)
Differences in accounting for loan losses                             297        288
Differences in nonaccrual loan interest                                 4         60
Differences in deferred compensation and benefits and benefits         82         89
Differences in securities accretion                                   (22)        (9)
Alternate minimum tax credit                                            0         90
Other                                                                  14          0
                                                                    _____      _____
                                                                    $ 285      $ 521
                                                                    _____      _____
Deferred tax assets                                                 $ 397      $ 609
Deferred tax liabilities                                             (112)       (88)
                                                                    _____      _____
Net deferred tax assets                                             $ 285      $ 521
                                                                    _____      _____

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying consolidated financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk were as follows:

                                               (Dollars in thousands)

                                                 1997         1996
                                                 ____         ____
Home equity lines of credit                     $  410       $  557
Credit card lines                                  935        1,045
Other commitments to extend credit               1,902        2,253
Standby letters of credit                          608          761
                                                ______       ______
                                                $3,855       $4,616
                                                ______       ______

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past three years. The Bank has not incurred any losses on its commitments in either 1997, 1996, or 1995.

The Bank has had due from bank balances in excess of $100,000 with the following banks as of December 31, 1997:

                                               (Dollars in thousands)
Federal Reserve Bank                                   $1,606
Independent State Bank of Ohio                            161

NOTE K - COMMITMENTS AND CONTINGENT LIABILITIES

The Bancorp and Bank periodically are subject to claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Bancorp.


NOTE L - RESTRICTION ON DIVIDENDS
The Bank is subject to certain restrictions on the amount of dividends that it may pay without prior regulatory approval. The Bank normally restricts dividends to a lesser amount. At December 31, 1997, retained earnings of approximately $846,000 was available for the payment of dividends without prior regulatory approval.


NOTE M - PENSION PLAN

In 1989, the Bank initiated a 401K retirement savings plan, with all employees eligible for inclusion in the plan. Participants may make salary savings contributions up to 15% of the compensation, a portion of which will be matched by the Company. Contributions by the Farmers Citizens Bank charged to operations were $14,000, $20,000 and $20,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

The Bank also has a profit sharing plan that covers employees who have one year of service and have attained the age of 21. Contributions to the plan are at the discretion of the Board of Directors. During 1997, 1996 and 1995, contributions to the plan charged to operations were $23,000, $0 and $95,000, respectively.


NOTE N - POSTRETIREMENT BENEFITS

The Bank sponsors two defined benefit postretirement plans. One plan provides health care coverage and the other provides life insurance benefits. Both plans are noncontributory. The Bank's funding policy is to contribute as billed with their normal health care plan. For 1997 and 1996, the aggregate contributions were $23,000 and $1,000, respectively.

The following table sets forth the plan's funded status reconciled with the amount shown in the Bank's balance sheet at December 31, 1997 and 1996:

                                                                        (Dollars in thousands)

                                                                            1997      1996
                                                                            ____      ____
Accumulated postretirement benefit obligation:
    Retirees                                                                $269      $258
    Other active plan participants                                            31        69
                                                                            ____      ____
                                                                             300       327
Plan assets at fair value                                                      0         0
                                                                            ____      ____
Accumulated postretirement benefit obligation in excess of plan assets       300       327
Unrecognized net loss from past experience different from that
    assumed and effects of any changes in assumptions                         (8)      (42)
Unrecognized transition obligation, net of amortization                     (148)     (157)
                                                                            ____      ____
Accrued postretirement cost in the balance sheet                            $144      $128
                                                                            ____      ____

Postretirement expense for 1997, 1996 and 1995 includes the following components:

                                                         (Dollars in thousands)

                                                         1997     1996     1995
                                                         ____     ____     ____
Service cost                                              $ 7      $31      $18
Interest cost on accumulated benefit obligation            23       37       32
Amortization of transition obligation over 20 years         9       23       21
                                                          ___      ___      ___
Total                                                     $39      $91      $71
                                                          ___      ___      ___

The health care cost trend rate assumption has a small effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by $1,000 and the aggregate of the service and interest cost components of postretirement expense for the years then ended by $1,000.

For measurement purposes a 12.0% and 8.0% annual rate of increase in the per capita of covered health care benefits for those under and over 65, respectively, was assumed for 1998. The rate was assumed to decrease gradually to 6.0% at 2012 and remain at that level thereafter.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.0%.


NOTE O - STOCK OPTION PLAN AND INCENTIVE PLAN

The Bank has a fixed director and employee stock-based compensation plan. Under the plan, the company may grant options for up to 32,502 shares of common stock. The exercise price for the purchase of shares subject to a stock option may not be less than 100% of the fair market value of the shares covered by the option on the date of the grant. The term of stock options will not exceed 10 years from the date of grant.

The Company applies APB Opinion 25 in accounting for its stock compensation plan. Accordingly, no compensation cost has been recognized for the plan in 1997, 1996 and 1995. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income would have been reduced as follows:

                              (Dollars in thousands)

                              1997     1996     1995
                              ____     ____     ____
Net income
__________
As reported                   $902     $681     $533
Pro forma                      897      681      533

The following is a summary of the status of the plan during 1997:

                                                                (Dollars in thousands)

                                                                             Weighted
                                                                             Average
                                                              Number of  Exercise Price
                                                                Shares       per share
                                                                ______       _________
Outstanding at 1/1/97                                                0       $ 0.00
Granted                                                          8,575        44.00
                                                               _______
Outstanding at 12/31/97                                          8,575        44.00
Options exercisable at 12/31/97                                      0         0.00
Weighted-average fair value of options granted during 1997     $59,000

The following is a summary of the status of fixed options outstanding at December 31, 1997:

                                      Weighted
                                       Average             Weighted
                                      Remaining             Average
Exercise                             Contractual           Exercise
Price              Number                Life                Price
_____              ______                ____                _____
$44.00              8,575             4.8 years              $44.00

NOTE P - SHAREHOLDERS' EQUITY

At the Bancorp's 1997 annual meeting, the shareholders approved increasing the aggregate number of authorized shares from 500,000 shares to 1,000,000 shares, and to eliminate the shares' par value.


NOTE Q - EARNINGS PER SHARE

The following data show the amounts used in computing earnings per share and the effects on income and the weighted average number of dilutive potential common stock.

                                              (Dollars in thousands)
Net income                                          $    902
Stock options                                              0
                                                    ________
Income available to common shareholders
  after assumed conversions of dilutive
  securities                                        $    902
                                                    ________
Weighted average number of common
  shares used in basic EPS                           322,367

Effect of dilutive securities:
  Stock options                                            0
                                                    ________
Weighted number of common shares and dilutive
  potential common stock used in diluted EPS         322,367
                                                    ________

NOTE R - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Reserve System. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bancorp and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the FRB, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

The Bank's actual and required capital amounts and ratios are as follows:

                                                           (Dollars in thousands)
                                                                                            To Be Well
                                                                                         Capitalized Under
                                                                  For Capital            Prompt Corrective
                                          Actual               Adequacy Purposes         Action Provisions
                                   ____________________      ____________________       __________________
                                   Amount         Ratio      Amount         Ratio       Amount       Ratio
                                   ______         _____      ______         _____       ______       _____
As of December 31, 1997:
   Total Risk-Based Capital
     (to Risk Weighted Assets)     $11,698        25.4%      $ 3,683         8.0%        $ 4,604      10.3%
   Tier I Capital
     (to Risk Weighted Assets)      11,111        24.1         1,841         4.0           2,762       6.0
   Tier I Capital
     (to Average Assets)            11,111        14.1         3,142         4.0           3,928       5.0

As of December 31, 1996:
   Total Risk-Based Capital
     (to Risk Weighted Assets)     $11,228        23.1%        3,882         8.0%        $ 4,852      10.0%
   Tier I Capital
     (to Risk Weighted Assets)      10,613        21.9         1,941         4.0           2,912       6.0
   Tier I Capital
     (to Average Assets)            10,613        13.1         3,239         4.0           4,049       5.0

NOTE S - FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed -rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits.

Accrued interest: The carrying amounts of accrued interest approximate the fair values.

Borrowed funds: The carrying amounts of short-term borrowings and notes payable approximate their fair values.

                                            (Dollars in thousands)

                                        1997                       1996
                                _____________________     _____________________
                                Carrying      Fair        Carrying       Fair
                                 Amount       Value        Amount        Value
                                 ______       _____        ______        _____
Financial assets:
  Cash and cash equivalents     $  3,567     $  3,567     $  5,057     $  5,057
  Investment securities           32,460       32,460       32,194       32,194
  Loans                           38,549       38,856       39,780       39,728
  Accrued interest receivable        733          733          837          837

Financial liabilities:
  Deposits                        66,092       66,076       70,074       70,110
  Borrowed funds                     641          641          119          119
  Accrued interest payable           182          182          186          186

NOTE T - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

                                         Condensed balance sheets
                                         ________________________
                                          (Dollars in thousands)

                                            1997         1996
                                            ____         ____
Assets
   Cash and due from banks                $    36      $    48
   Investments in subsidiary               11,127       10,449
   Other assets                                32          170
                                          _______      _______
Total assets                              $11,195      $10,667
                                          _______      _______
Shareholders' equity                      $11,195      $10,667
                                          _______      _______

                                                        Condensed statements of income
                                                        ______________________________
                                                             (Dollars in thousands)

                                                           1997       1996       1995
                                                           ____       ____       ____
Income
  Dividends from subsidiary                                $445       $726       $604
Expenses
  State taxes                                                 1          1          0
  Legal and professional                                     39         22         41
  Supplies                                                    4          5          5
  Other                                                      19         22         18
                                                           ____       ____       ____
Total expenses                                               63         50         64
                                                           ____       ____       ____
Income before income tax benefit and equity
  in undistributed net income of subsidiary                 382        676        540

Income tax benefit                                           21         17         21
                                                           ____       ____       ____
                                                            403        693        561

Equity in undistributed net income of subsidiary            499        (12)       (28)
                                                           ____       ____       ____
Net income                                                 $902       $681       $533
                                                           ____       ____       ____
                                                       Condensed statements of cash flows
                                                       __________________________________
                                                           (Dollars in thousands)

                                                           1997       1996       1995
                                                           ____       ____       ____
Operating activities
  Net income                                               $902       $681       $533
  Adjustments to reconcile net income to
  net cash provided by operating activities:
    Change in other assets                                  139         51       (166)
    Equity in undistributed income of subsidiary           (499)        12         28
                                                           ____       ____       ____
Net cash provided by operating activities                   542        744        395
                                                           ____       ____       ____
Financing activities
  Purchase of treasury stock                               (169)      (416)      (57)
  Sale of treasury stock                                      0        101         57
  Cash dividends paid                                      (385)      (390)      (389)
                                                           ____       ____       ____
Net cash used in financing activities                      (554)      (705)      (389)
                                                           ____       ____       ____
Net increase (decrease) in cash and due from banks          (12)        39          6

Cash and due from banks at beginning of year                 48          9          3
                                                           ____       ____       ____
Cash and due from banks at end of year                     $ 36       $ 48       $  9
                                                           ____       ____       ____

NOTE U - SELECTED QUARTERLY FINANCIAL DATA (unaudited)

                                                  1997
                                  _______________________________________
                                   4th        3rd        2nd        1st
Interest income                   $1,465     $1,351     $1,358     $1,399
Interest expense                     572        522        531        539
Net interest income                  893        829        827        860
Provision for loan loss                0         20          7          0
Security gains, net                    1          0          0          2
Net income                           269        184        214        235
Earnings per share - basic          0.84       0.57       0.66       0.73

                                                  1996
                                  _______________________________________
                                   4th         3rd       2nd        1st
Interest income                   $1,490      $1,401    $1,368     $1,360
Interest expense                     556         561       573        587
Net interest income                  934         840       795        773
Provision for loan loss                0           0         0          0
Security gains, net                    1           0       (14)         0
Net income                           218         238        801        45
Earnings per share                  0.68        0.73      0.24       0.44

Report of Independent Auditors

             (Robb, Dixon, Francis, Davis, Oneson & Company logo)
                                  Robb, Dixon
                        Francis, Davis, Oneson & Company
                         CERTIFIED PUBLIC ACCOUNTANTS
            1205 WEAVER DRIVE - GRANVILLE, OHIO 43023 - 614-321-1000







                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors and Shareholders
FC Banc Corp
Bucyrus


     We have audited the consolidated balance sheets of FC Banc Corp and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FC Banc Corp and subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                           ROBB, DIXON,
                                      FRANCIS, DAVIS, ONESON
                                            & COMPANY

Granville, Ohio
January 22, 1998

        ACCOUNTANTS, AUDITORS, & CONSULTANTS TO FINANCIAL INSTITUTIONS
MEMBERS: THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS - OHIO SOCIETY
                          OF CERTIFIED PUBLIC ACCOUNTANTS
                              FAX - 740-321-1100

Selected Financial Data

                                  Five Year Comparative Financial Information
                                            (Dollars in thousands, except per share data)

                                                                DECEMBER 31
Summary of Operations                         1997        1996        1995        1994        1993
                                              ____        ____        ____        ____        ____
Interest income:
Interest and fees on loans                  $ 3,756     $ 3,500     $ 3,354     $ 3,286     $ 3,405
Interest on investment securities:
     Taxable                                  1,447       1,611       1,554       1,462       1,617
     Tax-exempt and equity                      295         398         468         552         559
Interest on federal funds sold                   75         108         179         131         100
Interest on deposits at other banks               0           2           9          17          30
                                            _______     _______     _______     _______     _______
Total interest income                         5,573       5,619       5,564       5,448       5,711
                                            _______     _______     _______     _______     _______
Interest expense:
Interest on deposits                          2,157       2,256       2,403       2,253       2,384
Interest on borrowed funds                        7          21          39          28          14
                                            _______     _______     _______     _______     _______
Total interest expense                        2,164       2,277       2,442       2,281       2,398
                                            _______     _______     _______     _______     _______
Net interest income                           3,409       3,342       3,122       3,167       3,313

Provision for loan losses                        27           0         204       1,015         250
                                            _______     _______     _______     _______     _______
Net interest income after provision
     for loan losses                          3,382       3,342       2,918       2,152       3,063
Other income <F1>                               483         469         428         525         577
Other expense                                (2,659)     (2,990)     (2,847)     (2,458)     (2,321)
Applicable income taxes                        (304)       (140)         34         116        (263)
Cumulative effect of accounting
     change <F2>                                  0           0           0           0          15
                                            _______     _______     _______     _______     _______
Net income                                  $   902     $   681     $   533     $   335     $ 1,071
                                            _______     _______     _______     _______

Per share data: <F3>
Net income                                  $  2.80     $  2.09     $  1.61     $  1.01     $  3.22
Dividends declared                             1.20        1.20        1.17        1.15        1.15
Shareholders' equity, end of year             34.85       32.74       32.33       29.50       32.33

Financial Highlights:
Total assets                                $78,628     $81,445     $83,698     $83,264     $83,141
Total deposits                              $66,092     $70,074     $70,891     $71,784     $70,643
Total shareholders' equity                  $11,195     $10,667     $10,760     $ 9,818     $10,759
Return on average assets                      1.16%       0.84%       0.65%       0.41%       1.13%
Return on average shareholders' equity        8.22%       6.42%       5.08%       3.15%      10.16%
Dividend payment ratio on common stock       42.68%      57.33%      72.98%     114.33%      35.76%
Average equity to average assets ratio       14.14%      13.03%      12.84%      12.93%      12.91%

<F1>  - Includes gains (losses) from securities transactions of $3 in 1997,
        $(13) in 1996, $3 in 1995, $38 in 1994, and $113 in 1993.
<F2>  - To adopt SFAS No. 109 for income tax purposes.
<F3>  - Per share data was calculated using weighted average of 332,367 in
        1997, 325,797 in 1996, 331,756 in 1995, 332,816 in 1994, and
        332,816 in 1993. Year was restated to reflect the corporate reorganization in 1994 resulting in a four for one stock exchange.

Selected Financial Data

                                                Quarterly Earnings Summary

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:

                                    (Dollars in thousands, except per share amounts)

                                              March 31,             June 30,         September 30,       December 31,
                                            1997      1996      1997      1996      1997      1996      1997      1996
                                            ____      ____      ____      ____      ____      ____      ____      ____
Interest income:
     Interest and fees on loans            $  896    $  802    $  910    $  820    $  965    $  877    $  985    $1,001
     Interest on investment
          securities:
               Taxable                        370       392       369       415       341       421       367       385
               Tax-exempt                      75       109        73       110        72        92        75        87
     Interest on federal funds sold            10        57         6        23        21        11        38        17
     Interest on deposits in other
          banks                                 0         0         0         0         0         0         0         0
                                           ______    ______    ______    ______    ______    ______    ______    ______
               Total interest income        1,351     1,360     1,358     1,368     1,399     1,401     1,465     1,490

Interest Expense:
     Interest on deposits                     520       571       527       572       539       558       571       555
     Interest on borrowed funds                 2        16         4         1         0         3         1         1
                                           ______    ______    ______    ______    ______    ______    ______    ______
               Total interest expense         522       587       531       573       539       561       572       556
                                           ______    ______    ______    ______    ______    ______    ______    ______
Net interest income                           829       773       827       795       860       840       893       934
Provision for loan losses                      20         0         7         0         0         0         0         0
                                           ______    ______    ______    ______    ______    ______    ______    ______
Net interest income after
     provision for loan losses                809       773       820       795       860       840       893       934
Net gain/loss on investment
     securities                                 0         0         0       (14)        2         0         1         1
Other income                                  120       130       131       127       124       161       105        64
Other expense                                 693       741       667       825       669       690       630       734
                                           ______    ______    ______    ______    ______    ______    ______    ______
Income before income taxes                    236       162       284        83       317       311       369       265

Applicable income tax                          52        17        70         3        82        73       100        47
                                           ______    ______    ______    ______    ______    ______    ______    ______
Net income                                 $  184    $  145    $  214    $   80    $  235    $  238    $  269    $  218
                                           ______    ______    ______    ______    ______    ______    ______    ______
Per share:
     Net income                            $ 0.57    $ 0.44    $ 0.66    $ 0.24    $ 0.73    $ 0.73    $ 0.84    $ 0.68
     Dividends declared                      0.00      0.00      0.00      0.00      0.00      0.00      1.20      1.20

FINANCIAL REVIEW:             MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is presented to facilitate the understanding of the financial position and results of operations of FC Banc Corp. It identifies trends and material changes that occurred during the reporting periods and should be read in conjunction with the consolidated financial statements and accompanying notes.

      FC Banc Corp. (the "Holding Company") was organized as an Ohio corporation and incorporated by the board of directors of The Farmers Citizens Bank (the "Bank") under Ohio law on August 20, 1992, for the purpose of becoming a bank holding company owning all the outstanding shares of the Bank. The Holding Company acquired the Bank on January 31, 1994, and as of December 31, 1997 has combined assets of $78,628,000, total shareholders' equity of $11,195,000, and total deposits of $67,433,000. The Bank is subject to supervision, examination and regulation by the State of Ohio Division of Financial Institutions. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (FDIC), and the Bank is a member of the Federal Reserve System. Both the Bank and the Holding Company are subject to regulation of the Federal Reserve System through the Federal Reserve Bank of Cleveland, Cleveland, Ohio. Selected financial data on the Holding Company's condition and operations is filed with the United States Securities and Exchange Commission (Form 10-KSB and Form 10-QSB) and the Board of Governors of the Federal Reserve System (Form FR Y-9SP). Selected financial data on the subsidiary Bank's condition and operations is filed quarterly with the State of Ohio Division of Financial Institutions, FDIC and the Federal Reserve System.

     FC Banc Corp. is a bank holding company engaged in the business of commercial and retail banking through its subsidiary The Farmers Citizens Bank, which accounts for substantially all of its revenues, operating income,
and assets.   The following discussion is intended to focus on and highlight certain financial information regarding FC Banc Corp. and should be read in conjunction with the financial statements and related notes which have been prepared by the management of FC Banc Corp. in conformity with generally accepted accounting principles. The Audit Committee of the Board of Directors engaged Robb, Dixon, Francis, Davis, Oneson and Company, independent auditors, to audit the financial statements. The auditors' report is included as a part of the 1997 Annual Report. To assist in understanding and evaluating major changes in the Holding Company's financial position and results of operations, two, three and five year comparisons are provided in tabular form for ease of comparison.

     Three major areas of discussion that follow are an analysis of (a) assets and liabilities including liquidity and interest rate sensitivity, (b) shareholders' equity including dividends and risk-based capital, and (c) 1997 results of operations.

FINANCIAL CONDITION

LOAN PORTFOLIO

     Loans, as a component of earning assets, represent a significant portion of earning assets at December 31, 1997. At December 31, 1997, the Bank's real estate loans secured by farmland and loans to finance agricultural production and other loans to farmers were $10,003,000. As noted in Note D, of the Notes to Consolidated Financial Statements, the Bank also was a creditor for $2,677,000 of loans from related parties.

FINANCIAL REVIEW

                                                Funding Uses and Sources
                                                  (Dollars in thousands)
                                                        1997                                  1996                     1995
                                                        ____                                  ____                     _____
                                                             Increase                              Increase
                                           Average          (Decrease)           Average          (Decrease)          Average
                                           Balance      Amount     Percent       Balance      Amount    Percent       Balance
                                           _______      ______     _______       _______      ______    _______       _______
Funding uses:
     Loans                                 $39,815     $  2,100        5.6%      $37,715     $ 1,584        4.4%      $36,131
     Taxable investments securities         23,308       (3,090)     (11.7)       26,398       1,105        4.4        25,293
     Nontaxable investment securities        6,324       (2,855)     (31.1)        9,179      (1,100)     (10.7)       10,279
     Equity securities                          96           21       28.0            75           0        0.0            75
     Federal funds sold                      1,375         (612)     (30.8)        1,987      (1,151)     (36.7)        3,138
     Interest bearing deposits                   0            0        0.0             0        (110)    (100.0)          110
     Other                                   6,685          628       10.4         6,057        (659)      (9.8)        6,716
                                           _______     ________      _____       _______     _______     ______       _______
     Total uses                            $77,603     $ (3,808)      (4.7)%     $81,411     $  (331)      (0.4)%     $81,742
                                           _______     ________      _____       _______     _______     ______       _______
Funding sources:
     Demand deposits                       $ 9,791     $    226        2.5%      $ 9,565     $  (910)      (8.7)%     $10,475
     Savings deposits                       29,906       (3,656)     (10.9)       33,562      (1,098)      (3.2)       34,660
     Time deposits                          26,086         (530)      (2.0)       26,616       1,666        6.7        24,950
     Borrowed funds                            104         (301)     (74.3)          405        (354)     (46.6)          759
     Other                                  11,716          453        4.0        11,263         365        3.3        10,898
                                           _______     ________      _____       _______     _______     ______       _______
     Total sources                         $77,603     $ (3,080)      (4.7)%     $81,411     $  (331)      (0.4)%     $81,742
                                           _______     _______       _____       _______     _______     ______       _______

     Average loans increased 5.57% in 1997 to represent 56.14% of average earning assets compared to 50.05% in 1996 and 48.16% in 1995. Year-end total real estate loans of $23,806,000 represent approximately 59.47% of the total loans outstanding compared to 55.09% for the previous year-end. As the total dollars outstanding of loans fluctuated, decreasing from 1992 through 1994 and then increasing through 1997, real estate loans had remained relatively constant at 33.01% of the loans outstanding until 1994, when they increased to 42.67% and 43.05% at year-end 1995. Installment loans to individuals have continued to decline steadily since 1990 from 18.77% of loans outstanding to 13.27% at December 31, 1997. The dollar amounts of commercial loans have decreased from 45.27% of loans outstanding in 1993 to 26.53% of loans
outstanding at December 31, 1997.   The "Loan Portfolio" table provides a five
year loan history.

                                          Loan Portfolio
                                      (Dollars in thousands)
                                                          December 31,
                                       1997       1996       1995       1994       1993
                                       ____       ____       ____       ____       ____
Commercial                           $10,621    $12,749    $14,449    $14,902    $16,073
Installment loans to individuals       5,310      5,356      6,345      6,630      6,663
Residential/commercial
     real estate mortgages            23,806     22,610     16,007     13,051     11,795
All other                                292        328        379        338        970
                                     _______    _______    _______    _______    _______
Total gross loans                    $40,029    $41,043    $37,180    $34,921    $35,501
                                     _______    _______    _______    _______    _______

The following table shows the schedule repricing of principal categorized by type of loan. All variable rate loans are included in the within one year category.

                                                    Repricing
                                                                   After One
                                                      Within      But Within     After
                                                     One Year     Five Years     Five Years     Total
                                                     ________     __________     __________     _____
Fixed rate:
     Commercial                                       $ 2,920       $ 1,679       $     0       $ 4,599
     Installment loans to individuals                   2,367         2,943             0         5,310
     Residential/commercial real estate mortgages       1,457         7,147        15,202        23,806
     All other                                            292             0             0           292
                                                      _______       _______       _______       _______
     Total fixed rate                                 $ 7,036       $11,769       $15,202       $34,007
                                                      _______       _______       _______       _______
Variable rate:
     Commercial                                         6,022             0             0         6,022
                                                      _______       _______       _______       _______
     Total loans                                      $13,058       $11,769       $15,202       $40,029
                                                      _______       _______       _______       _______

     During 1997 the Bank was able to increase its yield on earnings assets from 7.64% to 7.97%, with yields increasing in all earning-asset categories while the yield on interest-bearing liabilities increased from 3.76% to 3.86%. The interest rates on deposits were relatively constant primarily due to competitive market conditions. Total deposits at year-end 1997 compared to year-end 1996 were down $3,982,000, while the average deposit base decreased by an almost equal amount, approximately $3,960,000. The Bank has the ability to obtain funds through Repurchase Agreements, the sale of securities under agreement to repurchase at a later date. At December 31, 1997 there were no open and active repurchase agreements. Total borrowed funds increased from $119,000 at December 31, 1996 to $641,000 at December 31, 1997. The average amount of borrowed funds was $104,000 in 1997 compared to $405,000 in 1996.

     These factors, combined with the aforementioned changes in the composition of the loan portfolio, contributed to the increase in the net interest margin in 1996 (the difference between the yield on interest-earning assets and the yield on interest-bearing liabilities). The yield on interest-earning assets of 7.97% compared to the yield on interest-bearing liabilities of 3.86% produced an interest spread of 4.11% for 1997 as compared to an interest spread of 3.88% for 1996 and 3.58% for 1995. The net interest margin or net yield on interest-earning assets increased to 4.92% for 1997 compared to 4.61% and 4.37% for 1996 and 1995 respectively. Refer to the "Average Balances and Interest Rates" table for three year summary, 1997, 1996, and 1995. The "Rate/Volume Analysis" table summarizes the results of changes in both interest rates and dollar volumes for the years ended December 31, 1997 and 1996.

     In addition to the loans reported in the "Loan Portfolio" table, there are certain off-balance sheet products such as letters of credit and loan commitments which are offered under the same credit standards as the loan portfolio. Since the possibility of a liability exists, generally accepted accounting principles require that these financial instruments be disclosed but treated as contingent liabilities and thus, not reflected in the accompanying financial statements. Management closely monitors the financial condition of potential creditors throughout the term of the instruments to assure that they maintain credit standards. Refer to Note J and K for additional information on off-balance sheet financial instruments.

NON-PERFORMING ASSETS

     While the Bank has experienced a decrease in non-performing assets, loans accounted for as non-accrual and accruing loans which are contractually past due 90 days more, Management believes that the Allowance for Loan Losses is adequate to cover any potential losses in the loan portfolio at December 31, 1997. Refer to the section entitled "Analysis of the Allowance/Provision for Loan Loss" for additional detail.

     The "Non-performing Assets" table provides a five year summary of non-performing assets which are defined as: loans accounted for on a non-accrual basis, accruing loans that are contractually past due 90 days or more as to principal or interest payments, renegotiated troubled debt, and other real estate obtained through loan foreclosure.

                                             Non-performing Assets
The following table shows information regarding past-due, non-accrual, and renegotiated troubled debt.
                                            (Dollars in thousands)

                                                  1997        1996        1995        1994        1993
                                                  ____        ____        ____        ____        ____
Loans accounted for on a non-accrual basis          23         692         327         285         697
Accruing loans which are contractually past
     due 90 days or more as to principal or
     interest payments                               0         427          13          97         158
Renegotiated troubled debt                           0           0           0           0           0
Other real estate                                    0           0           0           0           0

Non-performing assets to:
     Total assets                                  .03%       1.37%       0.41%       0.46%       1.03%
     Total loans and other real estate             .06%       2.73%       0.95%       1.15%       2.41%

     A loan is placed on non-accrual when payment terms have been seriously violated (principal and/or interest payments are 90 days or more past due, deterioration of the borrower's ability to repay, or significant decrease in value of the underlying loan collateral) and stays on non-accrual until the loan is brought current as to principal and interest. The classification of a loan or other asset as non- accruing does not indicate that loan principal and interest will not be collectible. The Bank adheres to the policy of the Federal Reserve that banks may not accrue interest on any loan when the principal or interest is due and has remained unpaid for 90 days or more unless the loan is both well secured and in the process of collection.

     A loan is considered restructured or renegotiated when either the rate is reduced below current market rate for that type of risk, principal or interest is forgiven, or the term is extended beyond that which the Bank would accept for loans with comparable risk. Property obtained from foreclosing on loans secured by real estate are adjusted to market value prior to being capitalized in an "Other Real Estate" account for possible resale. Regulatory provisions on other real estate are such that after five years, or ten years under special circumstances, property must be charged-off. This period gives the Bank adequate time to make provisions for disposing of any real estate property.

     Loans accounted for on a non-accrual basis decreased $669,000 as of year-end 1997. Non-performing assets at December 31, 1997 totaled $23,000 or 0.06% of total assets. This represents a decrease of $1,096,000 or 97.94% from December 31, 1996. Refer to the "Non-performing Assets" table for a five year summary.

     This decrease is attributable to both the amount of loans charged-off in 1997, 1996 and 1995, of $418,000, $116,000 and $574,000, respectively, coupled with the amount of recoveries on charged-off loans which amounted to $608,000, $82,000 and $67,000 in 1997, 1996 and 1995, respectively. Please refer to the following section entitled "Analysis of the Allowance/Provision for Loan Loss" for additional explanation.

ANALYSIS OF THE ALLOWANCE/PROVISION FOR LOAN LOSSSES

     The allowance for loan losses was established and is maintained by periodic charges to the provision for loan loss, an operating expense, in order to provide for losses inherent in the Bank's loan portfolio. Loan losses and recoveries are charged or credited respectively to the allowance for loan losses as they occur.

     The allowance/provision for loan losses is determined by management by considering such factors as the size and character of the loan portfolio, loan loss experience, problem loans, and economic conditions in the Bank's market area. The risk associated with the lending operation can be minimized by evaluating each loan independently based on criteria which includes, but is not limited to, (a) the purpose of the loan, (b) the credit history of the borrower, (c) the borrower's financial standing and trends, (d) the market value of the collateral involved, and (e) the down payment received.

     Management utilizes an internal loan review procedure to provide for analysis of operating data, tax returns and financial statement performance ratios for all significant commercial loans, regulatory classified loans, past due loans and internally identified "watch" loans. The Bank's examiners and independent auditors will periodically perform independent credit reviews of the Bank's borrowers and evaluate the adequacy of the allowance for loan losses account based upon the results of their review and other factors.

     The results of the quarterly credit reviews in conjunction with independent collateral evaluations are used by management and the board of directors in determining the adequacy of the allowance for loan loss account on a quarterly basis.

     There was a provision for possible loan losses during 1997 of $27,000 as compared to no provision recorded in 1996 and the $204,000 provision recorded in 1995. The amount of provision was based upon the results of the management's quarterly reviews of the loan portfolio to identify problem loans and to determine appropriate courses of action on a loan by loan basis. Collection procedures are being activated when a loan becomes past due.

     The entire allowance for loan losses is available to absorb any particular loan loss. However, for analytical purposes, the allowance could be allocated based upon net historical charge-offs of each type of loan for the last five years. The losses experienced combined with the type and market value of the collateral securing the loan portfolio and the financial standing of certain borrowers due to economic trends in their related businesses or farming operations is the primary criteria used to determine the percentage allocation.

     Approximately 90% of the Bank's total loans are secured by deeds of trust on real property, security agreements on personal property, or through full faith and credit of government agencies.

     Management believes significant factors affecting the allowance are being reviewed regularly and that the allowance is adequate to cover potentially uncollectible loans as of December 31, 1997. The Bank has no exposure from troubled debt to lesser developed countries.

     The average allowance to average loans outstanding ratio decreased to 3.19% in 1997 from 3.46% and 4.60% in 1996 and 1995, respectively. This decrease was due primarily to the increase in the loan portfolio coupled with the relatively small provision in 1997 and the absence of additional provisions in 1996.

     The bank recorded net recoveries in 1997 of $190,000 and net charge-offs of $34,000 in 1996 and $507,000 in 1995. Net charge-offs in 1995 increased $474,000 from $33,000 in 1994. The net charge-offs in 1996 of $34,000 represent 2.80% of the total net charge-offs for the five years presented. The yearly average net charge-offs for the same five year period were $207,000. The Analysis of the "Analysis of the Allowance for Loan Losses" table contains a five year summary of activity.

                              Analysis of the Allowance for Loan Losses
                                         (Dollars in thousands)

                                                                Year ended December 31,

                                                    1997        1996        1995        1994        1993
                                                    ____        ____        ____        ____        ____
Allowance for loan losses at beginning of year     $1,263      $1,297      $1,600      $  618       $  657

Loans charged off:
     Real estate loans                                  0           0           0           0            0
     Installment loans                                  1          11          23           9            3
     Credit card loans                                 12           7          13           5            0
     Commercial and all other loans                   405          98         538         125          306
                                                   ______      ______      ______      ______       ______
          Total charge-offs                           418         116         574         139          309
                                                   ______      ______      ______      ______       ______
Recovery of loans charged off:
     Real estate loans                                  0           0           7           0            1
     Installment loans                                  6           6           3           7            8
     Credit card loans                                  4           3           2           1            1
     Commercial and all other loans                   598          73          55          98           10
                                                   ______      ______      ______      ______       ______
          Total recoveries                            608          82          67         106           20
                                                   ______      ______      ______      ______       ______
Net (charge-offs) recoveries                          190         (34)       (507)        (33)        (289)
Provisions charged to operations                       27           0         204       1,015          250
                                                   ______      ______      ______      ______       ______
Balance at end of year                             $1,480      $1,263      $1,297      $1,600       $  618
                                                   ______      ______      ______      ______       ______
Ratio of net (charge-offs) recoveries
     during the period to average loans
     outstanding during the period                   0.48%      (0.09)%     (1.04)%     (0.10)%     (0.81)%
Average allowance to average loans outstanding       3.19%       3.46%       4.60%       2.54%       1.86%

INVESTMENTS

     Investments represent the second largest use of financial resources. The investment portfolio includes United States securities, state and municipal obligations, other equity securities, and equity securities of the Federal Reserve Bank.

     Investment debt securities are those securities which the Bank has the ability and intent to hold to maturity. These securities are stated at cost adjusted for amortization of premium and accretion of discount, and computed by the interest method. The investment marketable equity securities are carried at the lower of cost or market value. In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, beginning in 1994 debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

     On January 1, 1994 the Bank adopted SFAS No. 115. The effect of adopting SFAS No. 115 was to increase shareholders' equity $189,000 at January 1, 1994 and decrease shareholders' equity $893,000 at December 31, 1994. Effective November 15, 1995, the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities held upon initial application of the Special Report. Any resulting redesignations had to be made in conjunction with the implementation of the FASB's supplemental guidance (FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities,") and had to occur no later than December 31, 1995. After a detailed assessment of the Bank's investment portfolio management concluded that it was in the best interest to the institution to designate (i.e. reclassify) the entire portfolio as "Available-For-Sale". The effect of designating securities as "Available-For-Sale" was to decrease shareholders' equity by $95,000 at December 31, 1995.

     The net increase in shareholders' equity of $798,000 at December 31, 1995 is a direct result of the redesignation of securities as "Available-For-Sale" and the change in the market value of those securities held as "Available-For-Sale" in the Bank's investment portfolio. In general, the replacement of older higher yielding maturing securities with those at current interest rates, the increase in market value (as a result of changing market rates) of those investments classified as "Available-For-Sale", and the designation of the securities as "Available-For-Sale" are the several of the underlying reasons for the increase in shareholders' equity.

     Average investments decreased by $5,924,000 during 1997 from an average of $35,652,000 during 1996 to $29,728,000 during 1997, or a decrease of
16.62%. During the same period, the average balance of the Federal funds sold decreased by 30.80% from $1,987,000 in 1996 to $1,375,000 in 1997. Federal funds sold are consistently maintained at levels that will cover the short-term liquidity needs of the Bank. Because of decreasing interest rates, the related decrease in local loan demand, the purchase of loans on the open market, and the relative stability of deposit liabilities, the excess available funds were invested primarily in federal funds. Average cash and due from bank balances increased by $943,000 during 1997.

     Securities categorized as "Available-For-Sale" can and will be sold prior to maturity to meet liquidity or other funding needs. It is management's intent to hold those securities categorized as "Held-To-Maturity" until their maturity unless they are subject to an earlier redemption via a "call feature". At December 31, 1997, 1996 and 1995 the Bank's entire investment portfolio was classified as Available-For-Sale.

     The Bank utilizes a number of outside sources to analyze, evaluate, and obtain advice relative to the management of its investment portfolio. The Bank does not invest in any one type of security over another. Funds allocated to the investment portfolio are constantly monitored by management to ensure that a proper ratio of liquidity and earnings is maintained.

     The Bank's investment portfolio includes approximately $2.5 million of agency structured notes (step-ups, dual-indexed bonds, and a P.S.A. indexed bond) which represent cash flows dependent on one or more indices in ways that create risk characteristics similar to forwards or options. The risks inherent in these types of securities include secondary liquidity risk (that is, inability to resell the securities if needed for liquidity), price volatility due to the uncertainty and unpredictability of the cash flow from the investment, and interest rate risk. Specific goals and objectives for investments of this type, have been included in the investment policy of the Bank.

<CAPTION<
                                       Agency Structured Notes
                                        (Dollars in thousand)

                                                           December 31, 1997

                                                                        Gross         Gross            Net
                                               Market               Unrealized     Unrealized      Unrealized
                         Cost         %         Value         %         Gains         Losses      Gains/Losses        %
                         ____      ______       _____      ______       _____         ______      ____________     ______
CMO's                  $ 4,432      13.7%      $ 4,387      13.5%      $     7       $   (52)       $   (45)       (45.0)%
Dual Indexed Bonds       2,000       6.2         1,958       6.0             0           (42)           (42)       (42.0)
PSA Indexed Bonds          500       1.5           495       1.5             0            (5)            (5)        (5.0)
                       _______     _____       _______     _____       _______       _______        _______        _____
     Sub Total         $ 6,932      21.4%      $ 6,840      21.0%      $     7       $   (99)       $   (92)       (92.0)%

All other               25,505      78.6        25,620      79.0           190           (75)           115        115.0
                       _______     _____       _______     _____       _______       _______        _______        _____
     Total             $32,437     100.0%      $32,460     100.0%      $   197       $  (174)       $    23        100.0%
                       _______     _____       _______     _____       _______       _______        _______        _____
                                                           December 31, 1996

                                                                        Gross         Gross            Net
                                                Market              Unrealized     Unrealized     Unrealized
                        Cost          %         Value         %         Gains         Losses      Gains/Losses        %
                        ____       ______       _____      ______       _____         ______      ____________     ______

CMO's                  $ 5,697      17.6%      $ 5,594      17.4%      $     5       $  (108)       $  (103)        41.9%
Dual Indexed Bonds       2,000       6.2         1,937       6.0             0           (63)           (63)        25.6
PSA Indexed Bonds          500       1.5           488       1.5             0           (12)           (12)         4.9
Step-Up Bonds              250       0.8           249       0.8             0            (1)            (1)         0.4
                       _______     _____       _______     _____       _______       _______        _______        _____
     Sub Total         $ 8,447      26.1%      $ 8,268      25.7%      $     5       $  (184)       $  (179)        72.8%

All other               23,993      73.9        23,926      74.3           123          (190)           (67)        27.2
                       _______     _____       _______     _____       _______       _______        _______        _____
     Total             $32,440     100.0%      $32,194     100.0%      $   128       $  (374)       $  (246)       100.0%
                       _______     _____       _______     _____       _______       _______        _______        _____

                           Agency Structured Notes Maturity
                               (Dollars in thousands)

                                  December 31, 1997

                            Due in       Due in       Due in      Due in
                           One Year   One to Five  Five to Ten     Over
                            or Less       Years        Years     Ten Years
                            _______       _____        _____     _________
     CMO's                  $    0       $1,771       $  783       $1,878
     Dual Indexed Bonds          0            0        2,000            0
     PSA Indexed Bonds           0            0          500            0
                            ______       ______       ______       ______
          Total             $    0       $1,771       $3,283       $1,878
                            ______       ______       ______       ______

Weighted average lives used to determine maturities of CMO's.
                                 December 31, 1996

                            Due in        Due in      Due in       Due in
                           One Year   One to Five   Five to Ten     Over
                           or Less        Years        Years      Ten Years
                           _______        _____        _____      _________
     CMO's                 $    0        $2,197       $1,159       $2,341
     Dual Indexed Bonds         0             0        2,000            0
     PSA Indexed Bonds          0             0          500            0
     Step-Up Bonds              0           250            0            0
                           ______        ______       ______       ______
          Total            $    0        $2,447       $3,659       $2,341
                           ______        ______       ______       ______

Weighted average lives used to determine maturities of CMO's.

DEPOSITS

     The "Deposits" table highlights average deposits and interest rates during the last three years. Average deposits in 1997 have decreased by approximately $3,960,000, or 5.68% from 1996 averages which had decreased $342,000, or 0.49% compared to 1995. The average cost of deposits for the bank was approximately 3.28% for the year ended December 31, 1997 compared to 3.23% and 3.43% for 1996 and 1995, respectively.

                                          Deposits
                                   (Dollars in thousands)
The monthly average amount of deposits are summarized below:

                                                     Year ended December 31,

                                         1997                   1996                   1995
                                         ____                   ____                   ____
                                             Cost of                Cost of                Cost of
                                   Amount     Funds       Amount     Funds       Amount     Funds
                                   ______     _____       ______     _____       ______     _____
Noninterest-bearing deposits      $ 9,791     0.00%      $ 9,565     0.00%      $10,475     0.00%
NOW deposits                        9,681     2.49        10,826     2.52        10,719     2.93
Money market deposits               1,480     2.77         2,193     2.51         2,914     2.99
Savings deposits                   18,745     2.90        20,543     2.78        21,027     3.39
Time deposits                      26,086     5.11        26,616     5.10        24,950     5.17
                                  _______     ____       _______     ____       _______     ____
     Total deposits               $65,783     3.28%      $69,743     3.23%      $70,085     3.43%
                                  _______     ____       _______     ____       _______     ____
Maturities of time deposits of $100,000 or more (in thousands) outstanding are summarized as follows:


                             December 31, 1997
3 months or less                  $ 2,133
Over 3 through 12 months            2,137
Over one year through 3 years       1,027
                                 ________
     Total                       $  5,297
                                 ________

SHAREHOLDERS' EQUITY

     Maintaining a strong capital position in order to absorb inherent risk is one of management's top priorities. Selected capital ratios for the last three years, presented in the "Capital Resources" table, reveals that the Bank has been able to maintain an average equity to average asset ratio of greater than 12% for the past three years. It should be noted that this ratio has increased by 111 basis points in 1997 to 14.14% and increased by 19 basis points in 1996. It should also be noted that the return on average assets increased in 1997 and 1996. This is due primarily to the decrease in salaries and employee benefits in 1997 and provision for possible loan losses in 1996, and the increase in interest margin in both 1997 and 1996.

                                   Capital Resources

                                            Year ended December 31,

                                            1997       1996       1995
                                            ____       ____       ____
Return on average assets                    1.16%      0.84%      0.65%
Dividend payout ratio                      42.68%     57.33%     72.98%
Average equity to average assets ratio     14.14%     13.03%     12.84%

Return on average equity                    8.22%      6.42%      5.08%
     Times
Earnings retained                          57.32%     42.67%     27.02%
     Equals
Internal capital growth                     4.71%      2.74%      1.37%

     The yield (interest income) on interest earning assets increased more rapidly than the yield (interest expense) on interest earning liabilities, resulting in an improvement in the bank's interest margin in 1997, continuing the trend begun in 1996. As indicated earlier, the average allowance to average loans outstanding decreased to 3.19% in 1997 compared to 3.46% and 4.60% in 1996 and 1995, respectively. Management believes that the overall quality of the loan portfolio has continued to improve in 1997 as it did significantly in 1996.

                                 Risk Based Capital
                               (Dollars in thousands)

                                                              December 31,

                                                            1997         1996
                                                            ____         ____
Tier I Capital:
     Shareholders' equity                                 $11,127      $10,449
     Less unrealized (gains) losses on securities
       available-for-sale                                     (16)         164
                                                           _______     _______
Total Tier I Capital                                        11,111      10,613

     Eligible amount of the allowance for loan losses          587         615
                                                           _______     _______
Total Tier II Capital                                      $11,698     $11,228
                                                           _______     _______

Risk adjusted assets                                        46,036      48,524
Average assets                                              78,557      80,972

Risk-based capital ratios:
     Tier I                                                  24.14%      21.87%
     Tier II                                                 25.41%      23.14%

Tier I leverage ratio                                        14.14%      13.11%

     Banking regulations in 1989 established minimum capital ratios for banks. The primary purpose of these requirements is to assess the riskiness of a financial institution's balance sheet and off balance sheet financial instruments in relation to adjusted capital. A minimum total qualifying capital ratio of at least 8% with at least 4% of capital composed of Tier I

(core) capital had to be maintained. Tier I capital includes common equity, non-cumulative perpetual preferred stock, and minority interest less goodwill and other disallowed intangibles. Tier II (supplementary) capital includes subordinate debt, intermediate term preferred stock, the allowance for loan losses and preferred stock not qualifying for Tier I capital. Tier II capital is limited to 100% of Tier I capital. At December 31, 1997 the Bank's risk-based capital ratio for Tier I and Tier II capital is 24.14% and 25.41%, respectively, thus meeting the required 4% and 8% for Tier I and Tier II capital. The "Risk Based Capital" table summarizes both the Bank's risk-based capital, leverage components and ratios.

                                   Stock Prices

                           1997                          1996
                           ____                          ____
                      High       Low                High       Low
                      ____       ___                ____       ___
First Quarter       $44.00     $44.00             $44.00     $40.50
Second Quarter       44.00      44.00              44.00      44.00
Third Quarter        44.00      44.00              44.00      44.00
Fourth Quarter       44.00      44.00              44.00      44.00

                           Dividend Declared and Paid

                           1997                          1996
                           ____                          ____
                   Declared     Paid             Declared      Paid
                   ________     ____             ________      ____
First Quarter       $ 0.00     $ 0.00             $ 0.00     $ 0.00
Second Quarter        0.00       0.00               0.00       0.00
Third Quarter         0.00       0.00               0.00       0.00
Fourth Quarter        1.20       1.20               1.20       1.20

The weighted average number of shares outstanding was 322,367 in 1997 and 325,797 in 1996.

RESULTS OF OPERATIONS

     Consolidated net income was $902,000 or $2.80 per share, for the year ended December 31, 1997 as compared to $681,000 or $2.09 per share for 1996 and $533,000 or $1.61 per share for 1995. Return on average assets (ROA) was 1.16%, 0.84% and 0.65% in 1997, 1996, and 1995, respectively.

NET INTEREST INCOME

     Net interest income, the income received on investments in loans, securities, due from banks, and federal funds less interest paid to depositors and short-term creditors to fund these investments is the Bank's primary source of revenue. The following discussion and analysis of the Bank's net interest income is based primarily on the following tables; "Average Balances and Interest Rates", "Net Interest Income", "Rate/Volume Analysis", and "Interest Sensitive Assets and Liabilities" for all years presented using the Federal statutory rate of 34%. These tables have been prepared on a tax-equivalent basis. The stated (pre-tax) yield on tax-exempt loans and securities is lower than yield on taxable assets of similar risk and maturity. The average balances were calculated on a monthly basis.

                     Average Balances and Interest Rateson a Fully Taxable-Equivalent Basis
                                           (Dollars in thousands)

                                                 1997                              1996                              1995
                                    _____________________________    _____________________________    _____________________________
                                    Balance    Interest    Yield     Balance    Interest    Yield     Balance    Interest    Yield
                                    _______    ________    _____     _______    ________    _____     _______    ________    _____
Assets
Interest earning assets:
  Loans, net of unearned income     $39,815     $ 3,756     9.43%    $37,715     $ 3,500     9.28%    $36,131     $ 3,354     9.28%
  Investment securities:
       U.S. Treasury & Government
       agency securities             23,308       1,431     6.14      26,398       1,609     6.10      25,293       1,550     6.13
       State and municipal
       obligations                    6,324         387     6.12       9,179         533     5.81      10,279         627     6.10
       Equity securities                 96           6     6.25          75           4     5.33          75           4     5.33
  Federal funds sold                  1,375          75     5.46       1,987         108     5.44       3,138         179     5.70
  Due from banks                          0           0     0.00           2           0     0.00         110           9     8.18
                                    _______     _______     ____      _______    _______     ____     _______     _______     ____
Total Interest-Earning Assets       $70,918     $ 5,655     7.97%     $75,354    $ 5,754     7.64%    $75,026     $ 5,723     7.63%

Non-interest-earning assets:
  Cash and due from banks             3,751                             2,808                           3,852
  Bank premises and equipment,
       net                            1,407                             1,491                           1,465
  Other assets                        2,799                             3,062                           3,062
  Less allowance for loan losses     (1,272)                           (1,304)                         (1,663)
                                    _______                           _______                         _______
  Total Assets                      $77,603                           $81,411                         $81,742

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
  Savings/NOW accounts/
       Insured earnings             $29,906     $   826     2.76%     $33,562    $   899     2.68%    $34,660     $ 1,112     3.21%
  Time deposits                      26,086       1,331     5.10       26,616      1,357     5.10      24,950       1,291     5.17
  Borrowed funds                        104           7     6.73          405         21     5.19         759          39     5.14
                                    _______     _______     ____      _______    _______     ____     _______     _______     ____
  Total Interest-Bearing            $56,096     $ 2,164     3.86%     $60,583    $ 2,277     3.76%    $60,369     $ 2,442     4.05%
       Liabilities

Non-interest-bearing liabilities:
  Demand deposits                     9,791                             9,565                          10,475
  Other                                 742                               654                             402
Shareholders' equity                 10,974                            10,609                          10,496
                                    _______                           _______                         _______
  Total Liabilities and
       Shareholders' Equity         $77,603                           $81,411                         $81,742

  Net interest earnings                         $ 3,491                           $ 3,477                           $ 3,281
                                                _______                           _______                           _______
  Net yield on interest
       earning assets <F1>                                  4.92%                             4.61%                            4.37%
                                                            ____                              ____                             ____

<F1>  Net yield is calculated by dividing net interest earnings by total interest-earning assets. The table above includes non-performing loans in average amounts outstanding.

                         Net Interest Income (Taxable-Equivalent Basis)
                                       (Dollars in thousands)

                                                             Year ended December 31,

                                            1997         1996         1995         1994         1993
                                            ____         ____         ____         ____         ____
Interest income per statements of
     income                               $ 5,573      $ 5,619      $ 5,564      $ 5,448      $ 5,711
Adjustment to fully taxable basis              82          135          159          150          152
                                          _______      _______      _______      _______      _______
Adjusted interest income                    5,655        5,754        5,723        5,598        5,863
Interest expense                            2,164        2,277        2,442        2,281        2,398
                                          _______      _______      _______      _______      _______
Net interest income adjusted to a
     fully taxable-equivalent basis*      $ 3,491      $ 3,477      $ 3,281      $ 3,317      $ 3,465
                                          _______      _______      _______      _______      _______
* The adjustment to fully taxable basis for income on tax-exempt obligations has been computed assuming a federal tax rate of 34% for the years 1993 through 1997.

                     Rate/Volume Analysis of Changes in Interest Income and
                      Interest Expense on a Fully Taxable-Equivalent Basis
                                         (Dollars in thousands)

                                             1997 Compared to 1996           1996 Compared to 1995
                                           __________________________      ___________________________
                                           Volume     Rate       Net       Volume      Rate       Net
                                           ______     ____       ___       ______      ____       ___
Income earned on:
     Loans                                 $ 195     $  61      $ 256      $ 147      $  (1)     $ 146
     Investment securities:
          Taxable                           (186)       10       (176)        66         (9)        57
          Tax-exempt and equity             (165)       21       (144)       (67)       (27)       (94)
     Federal funds sold                      (33)        0        (33)       (66)        (5)       (71)
     Interest bearing deposits with
          other banks                         (2)        0         (2)        (7)         0         (7)
                                           _____     _____      _____      _____      _____      _____
          Total Interest-Earning Assets     (191)       92        (99)        73        (42)        31
                                           _____     _____      _____      _____      _____      _____
Interest paid on:
     Savings and NOW accounts                (99)       25        (74)       (35)      (178)      (213)
     Time deposits                           (27)        2        (25)        86        (20)        66
     Borrowed funds                          (18)        4        (14)       (18)         0        (18)
                                           _____     _____      _____      _____      _____      _____
     Total Interest-Bearing Liabilities     (144)       31       (113)        33       (198)      (165)
                                           _____     _____      _____      _____      _____      _____
     Changes in Net Interest Income        $ (47)    $  61      $  14      $  40      $ 156      $ 196
                                           _____     _____      _____      _____      _____

The analysis of year-to-year changes in net interest income is segregated into amounts attributable to both volume and rate variances. In calculating the variances, the changes are first segregated into (1) changes in volume (change in volume times old rate), (2) changes in rate (change in rate times new volume) and (3) changes in rate/volume (change in rate times the change in volume). The latter change in rate/volume has been allocated 100% to the change in rate variances.

     The net yield on interest-earning assets has increased to 4.92% in 1997 from 4.61% and 4.37% in 1996 and 1995, respectively. Net interest earnings (on a fully tax equivalent basis) increased $14,000 or 0.40% in 1997 while net income increased $221,000 or 32.45% in 1997 (See "Net Interest Income" table) and $148,000 or 27.77% in 1996 from $533,000 in 1995. The "Rate/Volume
Analysis" table analyzes the reason for the changes in interest income by applying either volume or rate changes to interest sensitive assets and liabilities. The volume of both assets and liabilities decreased in 1997 and resulted in decreased net interest income of $47,000. Rates increased moderately in all categories of assets and liabilities which resulted in a net increase of $61,000 in net interest income due to a change in rates.

     Net loan income increased $256,000 or 7.31% over the prior year primarily as a result of the increased volume resulting from the increased credit demand, competition from financial and non-financial sources, and management's continued strengthening of loan underwriting standards. Average loan yields have increased slightly as compared to 1996, 15 basis points to 9.43%. As of year-end 1997 approximately $13,058,000 or 32.62% of the loan portfolio was maturing or repricing in the next year. Variable rates and short-term maturities are two tools management is using to achieve greater flexibility in the interest rate environment.

     Weighted average interest rates on investments and interest-bearing balances with banks have increased 11 basis points in 1997 resulting in a $31,000 increase in taxable-equivalent income due to rates. An additional $351,000 decrease in income due to the decreased volume accounts for the $320,000 total decrease in investment income. Approximately $7,402,000 of securities matured in 1997. Reinvestment yields on approximately $4,654,000 of maturing securities in 1998 will be used to determine appropriate maturities or alternative investments.

                                 Security Maturities and Yields
                                     (Dollars in thousands)

                                                             Maturity Schedule

                                                      After One            After Five
                                  Within              But Within           But Within               After
                                 One Year             Five Years           Ten Years              Ten Years
                             _______________       _______________      ________________       _______________
                             Par                   Par                  Par                    Par
                             Value     Yield       Value     Yield      Value      Yield       Value     Yield
                             _____     _____       _____     _____      _____      _____       _____     _____
U.S. government agencies   $ 1,608     5.63%     $ 2,850     6.30%     $ 4,250     5.98%     $   596     6.90%
U.S. treasury                1,600     6.01%       1,000     6.46%           0     0.00%           0     0.00%
State and municipal
     obligations               895     4.84%       3,170     5.16%         560     6.16%       1,340     4.99%
Mortgage-backed securities      60     5.46%       2,356     6.46%       1,976     6.20%       6,655     6.27%
Equity investments               0     0.00%           0     0.00%           0     0.00%         304     6.25%
Corporate securities             0     0.00%         495     6.11%           0     0.00%           0     0.00%
                           _______     ____      _______     ____      _______     ____      _______     _____
     Total                 $ 4,652     5.60%     $ 9,871     5.98%     $ 6,786     6.06%     $ 8,895     6.12%
                           _______     ____      _______     ____      _______     ____      _______     ____

     Federal funds sold income decreased $33,000 or 30.56% in 1997 after a $71,000 or 39.66% decrease in 1996. The decrease in volume accounted for the decreased earnings of $33,000. Federal funds are primarily used as an investment mechanism for short-term liquidity purposes.

     Interest-bearing deposit expense declined $99,000 or approximately 4.39% in 1997 after a $147,000 or 6.12% decrease in 1996. The volume decrease caused interest expense to decrease $126,000 while increasing rates caused a $27,000 increase in interest expense in 1997. Rates paid on Savings / NOW / insured earnings deposits increased 8 basis points while the rates paid on time deposits remained constant in 1997 which had decreased 53 and 7 basis points respectively, in 1996. The decrease in average deposit accounts has occurred as a result of the restructuring of interest rates in an effort to improve the bank's interest margins. Also, competition from non-financial institutions has resulted in a shifting of depositors' resources.

     Short-term borrowing expense, consisting primarily of federal funds purchased expense, decreased in 1997 by $14,000. This decrease is attributable to the decline in average volume of $301,000.

     In summary, the "Rate/Volume Analysis" table discloses the reasons for changes in interest income and interest expense. It should be noted that the changes, or restructuring, in the Bank's interest earning assets (loans and investments) and the interest-bearing liabilities (deposits and borrowed funds) combined with the repricing of each resulted in an increase in interest margins.

     The decrease in interest-earning asset volumes and the decrease in interest-bearing liability volumes in 1997, coupled with repricing of both interest-earning assets and interest-bearing liabilities, resulted in a net increase of $14,000 in net interest income. Changes in volume accounted for a $47,000 decrease in net interest income while changes in rates increased net interest income $61,000.

     The increase in asset volume in 1996 had more of an effect on the net interest margin ($73,000 increase) than the increase in liability interest volume ($33,000 increase). The decrease in liability rates had more of an effect ($198,000) on the net interest margin than the decrease in asset rates ($42,000) in 1996.

OTHER INCOME AND OTHER EXPENSE

     Total other income is comprised of operating income attributed to providing deposit accounts for bank customers, the disposition of investment securities prior to their maturity (which are classified as available for sale), and fees from banking services.

     Total other expense is comprised of operating expense attributed to staffing (personnel costs), operation and maintenance of bank buildings and equipment, banking service promotion, taxes and assessments, and other operating expenses. The "Other Income and Other Expenses" table, contains a summary of these items for the years ended December 31, 1997, 1996, and 1995.

     The major sources of basic per share earnings increases and decreases are shown below:

Changes in:                          1997/1996         1996/1995
                                     _________         _________
Net interest income                   $ 0.21            $ 0.68
Provision for loan losses             (0.08)              0.63
Investment security gains              0.05              (0.05)
Other income                          (0.01)              0.17
Salaries and benefits                  1.23              (0.29)
Occupancy and equipment                0.02              (0.20)
Other expense                         (0.20)              0.07
Applicable income tax                 (0.51)             (0.53)
                                     ______             ______
Net Income                           $ 0.71             $ 0.48
                                     ______             ______

                           Other Income and Other Expenses
                               (Dollars in thousands)
A summary of items included in other income and other expenses is listed below:

Other income:                                  1997          1996          1995
                                               ____          ____          ____
     Service charges on deposit accounts      $  368        $  336        $  323
     Net gains on investment securities            3           (13)            3
     Other income                                112           146           102
                                              ______        ______        ______
          Total other income                  $  483        $  469        $  428
                                              ______        ______        ______
Other expenses:                                1997          1996          1995
                                               ____          ____          ____
     Salaries and employee benefits           $1,070        $1,468        $1,367
     Net occupancy and equipment                 498           505           440
     Advertising and public relations             84            91            88
     Directors' fees                              70            84            53
     FDIC assessments                             18            21            91
     Legal and professional                      283           217           162
     Franchise and other taxes                   116           158           164
     Supplies                                    113            99            99
     Other expense                               407           347           383
       (each less than 1% of total income)
                                              ______        ______        ______
          Total other expense                 $2,659        $2,990        $2,847
                                              ______        ______        ______

INCOME TAXES

     Applicable income taxes of $304,000 in 1997 consist of federal taxes only. For the previous two years the federal tax rate was 34%.

     Impacting the tax provisions for the three years covered in this report is the level of the provision for possible loan losses ($ 27,000 in 1997, $0 in 1996, and $204,000 in 1995) and the level of tax-exempt income on securities which was $305,000, $398,000 and $468,000 for the years 1997, 1996, and 1995, respectively. Due to the general decline in values of collateral securing the loan portfolio and less favorable financial standing of certain borrowers due to economic trends in their related businesses or farming operations, management chose to increase significantly the Bank's provision for possible loan losses during the first quarter in fiscal year 1995.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes", which requires a liability approach to accounting for income taxes as opposed to a deferred approach. The liability approach places emphasis on the accuracy of the balance sheet while the deferred approach emphasizes the income statement. Under the liability approach, deferred taxes are computed based on the tax rates in effect for the periods in which temporary differences are expected to reverse. An annual adjustment of the deferred tax liability or asset is made for any subsequent change in tax rates.

                        Interest Sensitive Assets and Liabilities
                                 (Dollars in thousands)

                                                          December 31, 1997

                                                     Over Three
                                           Within     Through       Over        Over
                                           Three       Twelve       One         Five
                                           Months      Months       Year        Years      Total
                                           ______      ______       ____        _____      _____
Interest-earning assets
     Loans                                $ 6,443     $ 5,553     $12,148     $15,885     $40,029
     Investment securities
          Taxable                           1,159       2,590       6,983      15,662      26,394
          Non-taxable                         402         501       3,273       1,586       5,762
     Equity                                     0           0           0         304         304
                                          _______     _______     _______     _______     _______
Total interest-earning assets             $ 8,004     $ 8,644     $22,404     $33,437     $72,489
                                          _______     _______     _______     _______     _______

Interest-bearing liabilities
     Interest-bearing demand deposits     $10,972     $     0     $     0     $     0     $10,972
     Savings deposits                      18,063           0           0           0      18,063
     Time deposits                         12,285       9,405       5,659           0      27,349
     Borrowed funds                           638           0           3           0         641
                                          _______     _______     _______     _______     _______
Total interest-bearing liabilities        $41,958     $ 9,405     $ 5,662     $     0     $57,025
                                          _______     _______     _______     _______     _______

Interest Sensitivity Gap                  (33,954)       (761)     16,742      33,437      15,464
Cumulative Interest Sensitivity Gap       (33,954)    (34,715)    (17,973)     15,464
Cumulative Gap Ratio                         0.19        0.32        0.68        1.27

EFFECTS OF INFLATION/CHANGING PRICES

     The effects of inflation on operations of the Bank occur through increased operating costs which can be recovered through increased prices for services. Virtually all of the Bank's assets and liabilities are monetary in nature and can be repriced on a more frequent basis than in other industries. Every effort is being made through interest sensitivity management to monitor products and interest rates and their impact on future earnings.

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

     Management utilizes several tools currently available to monitor and ensure that liquid funds are available to satisfy the normal loan and deposit needs of its customers while taking advantage of investment opportunities as they arise in order to maintain consistent growth and interest income. Cash and due from banks, marketable investment securities with maximum one year maturities, and federal funds sold are the principal components of asset liquidity. The "Interest Sensitive Asset and Liabilities" table, indicates that the Bank is in a liability sensitive position up to one year which is more beneficial in a period of declining interest rates since liabilities can be repriced at lower rates. In periods of rising interest rates, interest sensitive assets are more favorable since they allow adjustment of interest sensitive assets prior to maturing interest sensitive liabilities. The three month category of interest sensitive liabilities includes approximately $29,035,000 consisting of Savings, NOW accounts, and Insured Earnings which can be adjusted in any one category at any time to offset any positive gap in a declining rate environment.

     Management utilizes variable rate loans (on a limited basis) and adjustable rate deposits to maintain desired net interest margins. A procedural process has been developed to monitor changes in market rates on interest sensitive assets and liabilities with appropriate action being taken when warranted.

Directors, Officers and Employees

DIRECTORS                                                       HONORARY DIRECTORS
Robert D. Hord, Chairman                                        Fred Christman
     President Hord Livestock Co., Inc.                         Richard O. Kime
G.W. Holden, President & CEO                                    William D. Foulk
Terry Gernert, Secretary & Treasurer                            John O. Spreng
     Attorney at Law                                            James Stemen
David Dostal, President Auck-Dostal Insurance Agency, Inc
Jerry Harrer, Agri-Business, Spring Creek Farms
Charles W. Kimerline, President Bucyrus Road Materials, Inc.
James Pigman, President Pigman, Walter & Associates PLL
James A. Spreng, Jr, Vice President Long Acre Farms, Inc.
Joan C. Stemen, Retired
OFFICERS AND EMPLOYEES-----------------------------------------------------------------------------------------------------------
G.W. Holden                                    Wilma Poorman                            Amanda Rex
     President & CEO                                New Accounts Representative              Customer Service Representative
Don Denney                                     Jennifer Massie                          Daria Hadsell
     Vice President & Chief Lending Officer         New Accounts Representative              Accounting Clerk
Daniel Detwiler                                Jennifer Gingery                         Vicki Allen
     Vice President & Retail Banking Manager        Executive Secretary                      Customer Service Representative (PT)
Jeffrey Wise                                   Lisa Hedrick                             Beth Kahle
     Assistant Vice President/CFO & Cashier         Card Services Manager                    Customer Service Representative (PT)
Brad Murtiff                                   Laurie Meade                             Angela McGary
     Assistant Vice President &                     Customer Service Representative          Customer Service Representative
     Mortgage Division Manager                 Wanda Schnabel                           Sheraton Richardson
Becky Landis                                        Head Teller                              Customer Service Representative
     Assistant Vice President &                Amy Cauvel                               Angela Keith
     Cardington City President                      Assistant Data Processing Manager        Customer Service Representative (PT)
Robin Davis                                    Kristie Surina                           Holly Gottfried
Branch Administrator &                              New Accounts Representative              Customer Service Representative
     Human Resources Manager                   Merri Jacobs                             Melissa Scott
Kelly LaRue                                         Loan Administration                      Customer Service Representative
     Auditor & Compliance Officer              Molly Stamp                              Virginia Hammontree
Eric Bogan                                          Loan Documentation                       Customer Service Representative (PT)
     Assistant Vice President & Consumer       Jennifer Eckert                          Kimberly McGowan
     Loan Officer                                   New Accounts Representative              Centralized Data Input (PT)
Susan Sutherland                               Mary Chance                              Robert Poorman
     Loan Administration Manager                    Head Teller                              New Accounts Representative
Kelly Rinehart                                 Annette Lester                           Carol Mosher
     Data Processing Manager                        Customer Service Representative          Head Teller
Nancy Kalb                                     Dawn Cooper                              Teri Gray
     Operations Supervisor                          Assistant Operations Supervisor          Customer Service Representative
Michelle Bacon                                 Sharon Sanders                           Deittra Minturn
     Consumer Loan Officer                          Account Service                          Customer Service Representative (PT)

                                       48

(INSIDE BACK COVER)

BANKING LOCATIONS----------------------------------------------------------------------------------------------------------------
Main Office                  North Office                   South Office            Cardington Office
105 Washington Square        233 North Sandusky Ave.        1605 Marion Road        103 East Main Street
Bucyrus, OH 44820            Bucyrus, OH 44820              Bucyrus, OH 44820       Cardington, OH 43315